SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006	Commission File Number 001-12003
Meridian Gold Inc.
(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ☐                      Form 40-F    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes    ☐                      No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD COMMENTS ON THE
POTENTIAL MINING SUSPENSION IN CHUBUT
Reno, NV — July 6, 2006 — On June 29, 2006, the Deputy Chamber of the province of Chubut, Argentina, approved legislation under which all metal mining activity will be suspended in the North West areas of the province for 36 months, including the Meridian Gold’s Esquel property. This legislation has yet to be ratified by the Governor of the province, and a decision is expected in the near future.
Meridian’s Esquel project has been paused since March 2003, and at year-end 2005, Meridian wrote-down the property to the fair market value of the land. The potential mining suspension will not jeopardize the land titles still held by Meridian. The Company continues to await the Governor’s final decision prior to evaluating its options should this law be enacted.

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr
Senior Manager,	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
E-mail: krista.muhr@meridiangold.com